June 21, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

       Re: Phreesia, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 17, 2019
           CIK No. 0001412408

Dear Mr. Indig:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 17, 2019

Prospectus Summary
Overview, page 1

1. We note your disclosure that you conducted an analysis of client advertising campaigns conducted by Crossix and another data analytics company, which you commissioned.
       Please file the consents of Crossix and the other data analytics company as exhibits to your registration statement, or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act. Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
June 21, 2019
Page 2
June 21, 2019 Page 2
FirstName LastName
Capitalization, page 64

2. The amount of shares outstanding as of April 30, 2019 does not agree to the amounts stated in the interim financial statements for the period ended April 30, 2019. Please advise or revise. This comment also applies to the second paragraph on page 66 under
         Dilution.
Dilution, page 66

3. Please show us how you calculated your net tangible book value (deficit) as of April 30,
         2019 of $(225.70) million. Please specifically tell us whether you included deferred offering costs and deferred financing costs in your net tangible book value, and if so, why you believe your treatment is appropriate.
Client Case Studies, page 116

4. You present case studies of customers that have utilized your Platform. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement.
Note 6 Debt, page F-51

5. Please disclose how you accounted for and recorded the 330,220 warrants issued with the new loan agreement. Refer to ASC 470-20-25.
       You may contact Tony Watson, Staff Accountant, at 202-551-3318 or Donna Di Silvio,
Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-
2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Consumer Products
cc:      Edwin O'Connor